NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

September 18, 2023

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Ludwig Enterprises, Inc.

Amendment No. 3 to

Registration Statement on Form S-1

Filed August 18, 2023

File No. 333-271439

Ladies and Gentlemen:

This is in response to the letter of comment of the Staff dated September 2, 2023, relating to the captioned Registration Statement on Form S-1 of Ludwig Enterprises, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Amendment No. 3 to Form S-1 Filed August 18, 2023

Risk Factors

We are an early-stage genomics technology and health related Company without any products or services currently available for sale, page 6

1.	We note the disclosure here that you have several product and service candidates, including your proprietary mRNA genetic program and nutraceutical supplement, which you hope to bring to market by the second quarter of 2023. Please update this disclosure and reconcile it with the disclosure on page 3 to describe your current business operations.

Please be advised that the disclosure has been reconciled and updated throughout the filing, in response to this comment.

Business, page 36

2.	We note your disclosure on page F-5 that on June 6, 2023, you formed Exousia Ai, Inc., a Wyoming corporation, which is your wholly-owned subsidiary, and that “EXO is expected to investigate a differential sequence of Exosomal Nanog DNA as a possible diagnostic cancer marker.” Please revise your Business section to discuss the recent formation of Exousia Ai, Inc. as well as to briefly describe the business it intends to conduct. Please also file as an exhibit a list of all of your subsidiaries. See Item 601(b)(21) of Regulation S-K.

Please be advised that more accurate disclosure has been added, in response to this comment.

Employees, page 46

3.	We note the disclosure that you have no employees and that you retain persons who perform required professional services on your behalf as consultants. Please revise to disclose here or at another appropriate section of your prospectus to describe your relationships with consultants to perform your business operations, including the development of your products.

Please be advised that two executive officers have been added to the Company’s management. One, Marvin Hausman, M.D., the Company’s new Chief Executive Officer, was formerly a consultant of the Company. The other is Thomas Terwilliger, the Company’s new Chief Operating Officer. The disclosure has been updated throughout the filing, to reflect these additions to management, as well as consulting agreement terminations resulting from the additions to management.

Certain Relationships and Related Transactions, page 51

4.	We note your response to comment 1 and your revised disclosure here describing the Common Stock Repurchase Agreement and the terms of the Note issued to Worthington Financial Services, Inc. Please revise your disclosure here to discuss all material terms of the Note, including the default provisions. In addition, we note that the Common Stock Repurchase Agreement included as Exhibit 10.12 refers to two Exhibits, Exhibit A and Exhibit B, but these exhibits do not appear to be included with the agreement. We also note that the signature of CEO Anne Blackstone does not appear to be appropriately executed in the agreement. Please refile the agreement to include all of its exhibits and a fully executed signature for CEO Anne Blackstone or advise.

Please be advised that the disclosure has been revised, in response to such comment. Also, Exhibit 10.12 has been refiled.

Financial Statements for the Six Months Ended June 30, 2023 and 2022, page F-1

5.	Please remove the notation "Audited" from the column for December 31, 2022 since full audited financial statements are not provided.

Please be advised that “Audited” has been removed from the subject column on the Balance Sheet.

General

6.	We note your response to comment 4. We also note that given you currently have no employees, your business appears to substantially depend on your consultants, including Mr. Terwilliger and Mr. Magliochetti, including with respect to managing interactions between your business and The Fannon Group. Revise to disclose the business relationships among your business, Mr. Terwilliger, Mr. Magliochetti, and The Fannon Group. To the extent that you have agreements with these consultants on which your business substantially depends, or these agreements are with related parties, please disclose the material terms of these agreements and file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K or explain the basis for your determination that filing them is not required.

Please be advised that, in addition to its adding two executive officers, the Company has terminated its consulting agreements with The Fannon Group and Homeopathic Partners, Inc. The Company determined that the consulting agreements with these firms was no longer needed, with the addition of Mr. Terwilliger as Chief Operating Officer. The disclosure has been updated in this regard, throughout the filing. Further, please be advised that the Company does not rely on Mr. Magliochetti’s consulting services.

7.	We note your response to comment 5 and reissue the comment. It appears that the section entitled, "Directors, Executive Officers, Promoters and Control Persons," continues to appear in your table of contents and we were unable to locate any revisions. Please revise or remove the section from the table of contents.

Please be advised that the erroneous reference in the Table of Contents has been rectified.

_____________________________

The Company believes that this filing is now in order for effectiveness.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Ludwig Enterprises, Inc.